(Translation)


                                                                     May 8, 2008

To Whom It May Concern:

                                    Company Name: TOYOTA MOTOR CORPORATION
                                    Name and Title of Representative:
                                            Katsuaki Watanabe, President
                                    (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                    Name and Title of Contact Person:
                                            Takuo Sasaki
                                            General Manager, Accounting Division
                                    (Telephone Number: 0565-28-2121)


    Notice Concerning Acquisition of Own Shares (To be proposed at the 104th
    ------------------------------------------------------------------------
                     Ordinary General Shareholders' Meeting)
                     ---------------------------------------
      (Acquisition of Own Shares under Article 156 of the Corporation Act)

At a meeting held on May 8, 2008, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for authorization to acquire its own shares under the provision of Article 156 of the Corporation Act at the 104th Ordinary General Shareholders' Meeting to be held on June 24, 2008. We hereby inform you of the following.


1.   Reasons for acquisition of TMC's own shares

     To improve capital efficiency and implement flexible capital policies in accordance with the business environment.

2.   Details of matters relating to the acquisition

     (1)   Type of shares to be acquired          Shares of common stock of TMC

     (2)   Aggregate number of shares
           permitted to be acquired               Up to 30,000,000 shares

                                                  (The ratio to the aggregate
                                                  number of issued shares
                                                  (excluding treasury stock):
                                                  0.95%)

     (3)   Aggregate purchase price of shares     Up to JPY 200,000,000,000

     (4)   Acquisition period                     One year from the day
                                                  immediately following the
                                                  close of the 104th Ordinary
                                                  General Shareholders'
                                                  Meeting.



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(Note) The above acquisition of own shares shall be subject to the approval of the proposal "Acquisition of Own Shares" at the 104th Ordinary General Shareholders' Meeting scheduled to be held on June 24, 2008.


[Reference]

Treasury stock held by TMC as of March 31, 2008

     o   Aggregate number of issued shares

         (excluding treasury stock)                     3,149,279,852 shares

     o   Number of treasury stock                         298,717,640 shares